May 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Re:Zivo Bioscience, Inc.

Registration Statement on Form S-1

File No. 333-251221

Acceleration Request

Requested Date:May 27, 2021

Requested Time:4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zivo Bioscience, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (File No. 333-251221) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Donald J. Kunz and Emily J. Johns of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Donald J. Kunz of Honigman LLP by telephone at (313) 465-7454.

[Signature page follows]

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Sincerely,

ZIVO BIOSCIENCE, INC.

 /s/ Keith Marchiando

Keith Marchiando

Chief Financial Officer

cc:Donald J. Kunz, Honigman LLP

Emily J. Johns, Honigman LLP